MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 6D 140 West 57th Street New York, NY 10019

March 20, 2013

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
David Link, Staff Attorney
Jay Williamson, Staff Attorney

Re:	BLVD Holdings, Inc.
Registration Statement on Form S-1
File No. 333-183370

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BLVD Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-183370), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on March 20, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Matthew McMurdo, Esq.

New York

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Matthew McMurdo at (917) 318-286. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Please direct your correspondence regarding this matter to the undersigned.

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.

Matthew McMurdo, Esq.

New York